Exhibit 99.1

 PRESS RELEASE

BROOKFIELD CLOSES US$4 BILLION PRIVATE EQUITY FUND

Brookfield, News, June 1, 2016 – Brookfield Asset Management Inc. ("Brookfield") (NYSE: BAM, TSX: BAM.A, Euronext: BAMA) today announced that it held the final close of Brookfield Capital Partners IV ("BCP IV" or the "Fund") with an aggregate of US$4 billion of equity commitments.

Brookfield has more than 30 years of private equity experience having invested across market cycles in approximately 100 businesses. Brookfield's private equity investment professionals are located in the U.S., Canada, Europe, India, Australia and South America. Brookfield's flagship private equity fund invests in high-quality businesses on a value basis, leveraging Brookfield's real asset focus and the investment team's operating expertise.

Total capital commitments of the Fund exceed the original US$3.5 billion fundraising target, reflecting strong investor demand for Brookfield's private equity strategy. Investors in the Fund are a diverse group of institutional investors, including public and private pension plans, sovereign wealth funds, financial institutions, endowments and foundations and family offices. Brookfield committed US$1 billion to the Fund, ensuring alignment of interests with other Fund investors.

Cyrus Madon, head of Brookfield's private equity business, said "We are grateful for the strong support we received from our investors, and our global team of investment professionals is dedicated to prudently deploying capital on their behalf, acquiring businesses with strong cash flow potential."

To date, the Fund has invested over US$1 billion in businesses consistent with the Fund's investment strategy, including a leading integrated facilities management company, a global graphite electrode manufacturer and an Australian offshore oil and gas producer.

Brookfield Asset Management
Brookfield Asset Management Inc. is a global alternative asset manager with $240 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.

For more information, please visit our website at www.brookfield.com or contact:

Suzanne Fleming Communications & Media Tel: (212) 417-2421 Email: Suzanne.fleming@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: Linda.northwood@brookfield.com